NEWS RELEASE

Crosshair Recovers 314 Ounces of Gold from Golden Promise

Dated: April 20th, 2011	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) is pleased to announce that the final results from the trenching and bulk sampling program carried out on the Golden Promise Property in central Newfoundland, Canada have been received.  The Property is a Joint Venture with Paragon Minerals Corporation (TSX.V: PGR), whereby Crosshair currently owns 60%.  The purpose of the program was to determine the recoverability of the gold and to accurately determine the quantity of gold in a portion of the deposit.

A total of 2,174 tonnes (t) were delivered to the Nugget Pond Mill in Baie Verte, Newfoundland owned and operated by Rambler Metals and Mining Canada Limited (AIM:RMM) (TSX.V: RAB).  Two gold bars weighing 5.37 kilograms (kg) were poured and shipped to Johnson Matthey Limited (“Johnson Matthey”) in Toronto for refining.  In addition to the bars, the ball mill and SAG mill were cleaned out and 482.5 kg of concentrate were also shipped to Johnson Matthey for treatment and refining.

After refining, the bars and the mill concentrate produced a total of 313.59 ounces of gold and 23.05 ounces of silver which were sold for net receipts of CDN$430,001.85 after treatment charges.

Based on the mill records and the total gold recovered, the average recovered gold grade was 4.47 g/t gold.  The average tails grade was 1.12 g/t gold indicating a back-calculated head grade of 5.59 g/t gold with an 80% recovery.  While an overall recovery of 80% is positive it is lower than predicted by the bench scale test work.  It is believed that the lower than expected recovery is due to the presence of carbonaceous material in the waste rock.  In future, this issue can be mitigated by modifying the circuit to a carbon in leach process as opposed to a carbon in pulp process.  This would result in a minor modification to the flow sheet which will be further refined in future metallurgical test programs.

For reconciliation purposes, Crosshair compared the head grade with the estimated sample grade using the block model prepared in April 2008 by Gary Giroux, P.Eng. which stated an inferred resource of 921,000t at 3.02 g/t gold (for further details, please refer to: http://www.crosshairexploration.com/s/GoldenPromise.asp). Assuming a 2 metre (m) deep trench and 25% dilution, Gary Giroux determined that the bulk sample would have had a tonnage of 2,125 t at an average grade of 4.42 g/t.

“With the above results, it is easy to see that the actual grade of the vein is approximately 26% higher than the block model projection due to the high-nugget gold effect, which is expected for these types of deposits,” says Stewart Wallis, President and CEO of Crosshair.

After the bedrock was exposed, channel samples were taken of the vein in addition to samples of the blast holes.  Fifty-two (52) channel samples ranging from 161.65 g/t gold over 0.7 m to 0.006 g/t gold over 0.5 m had a weighted average of 10.61 g/t gold.  Samples were assayed at Accurassy Laboratories in Thunder Bay, Ontario using standard 50 gram fire assay techniques with those samples containing visible gold being analyzed using metallic screen methods.

Based on the above, Crosshair believes that the current resource can be considered conservative and understates the amount of contained gold.  A new resource statement that includes the 2010 drilling and surface sampling will be carried out later this year.

Detailed sample results and photos of the trenching, bulk sampling and gold pour are posted on the Crosshair website at: http://www.crosshairexploration.com/s/GoldenPromise.asp.

Stewart Wallis, P.Geo., President and CEO of Crosshair, Gary Giroux, P.Eng., and Hoe Teh, P.Eng., independent metallurgical consultant, are all Qualified Persons as defined by NI 43-101 and have all reviewed and approved the technical information contained in this news release.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium, vanadium and gold in the US and Canada. Its flagship projects, Bootheel and Juniper Ridge, are both located in uranium mining friendly Wyoming.  Bootheel has exceeded the minimum mining threshold and with its in-situ mining potential, is designed for near term production. The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone. The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
EXECUTIVE CHAIRMAN

T: 604-681-8030
F: 604-681-8039
E: info@cxxcorp.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things the size and timing of the new resource estimate, the exploration potential of the Company's properties and the production potential of Bootheel. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Reserve and Resource Estimates
This press release uses the terms “reserves”, “resources”, “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Inferred Resources are in addition to Measured and Indicated Resources.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.  National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates referred to in this press release or released by the Company in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.